                                                        EXHIBIT 99.3


INTERNAL REVENUE SERVICE           DEPARTMENT OF THE TREASURY

Index Numbers:                     Washington, DC 20224
     61.00-00    61.03-00
     61.43-00   451.01-00
                                   Person to Contact:
                                    Thomas M. Preston
Richard P. Roling                  Telephone Number:
Assistant Comptroller               202-622-4443
Commonwealth Edison Company        Refer Reply To:
One First National Bank Plaza       CC:DOM:FI&P:2/PLR-108524-98
P.O. Box 767                       Date:
Chicago, IL 60690-0767              September 30, 1998


Legend

     Parent              =    Unicom Corporation
                              EIN:  36-3961038
     Company             =    Commonwealth Edison Company
                              EIN:  36-0938600
     Grantee             =    ComEd Funding LLC
     Issuer              =    ComEd Transitional Funding Trust
     State A             =    Illinois
     State B             =    Delaware
     Statute             =    Electric Service Customer Choice
                              and Rate Relief Law of 1997 (220
                              ILCS 5/Art. XVI)
     Notes               =    Transitional Funding Trust Notes
     Series A-1          =    Series 1998
     a                   =    6.323 billion
     b                   =    3.4 billion
     c                   =    0.5
     d                   =    7
     e                   =    5

     Date 1              =    December 31, 2008

Dear Mr. Roling:

     This letter is in reply to your letter dated April 3, 1998, and other correspondence, asking the Internal Revenue Service to rule on the transaction described below.

                                    FACTS

     Parent is the common parent of an affiliated group of corporations that includes Company. Parent files a consolidated return for the group.

     Company, a calendar year taxpayer that uses the accrual method of accounting, is an investor-owned electric utility in State A. Company generates, transmits, and distributes

PLR-108524-98                           -2-


electricity to residential, commercial, industrial, and governmental customers within a designated territory. Company has a monopoly for providing electricity within its territory and is regulated by State A's public utility commission
(PUC) and the Federal Energy Regulatory Commission (FERC). Company maintains its accounts in accordance with the uniform system of accounts prescribed by the PUC and FERC.

     State A is deregulating its electric industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity.

     To facilitate the transition to deregulation, the Statute's provisions enable Company to lower its overall cost of capital and ensure its continued market access to capital during the transition period by allowing Company to collect nonbypassable charges from consumers of electricity located in Company's territory. The charges will be based, in part, on the amount of electricity purchased by the consumer, whether from Company or from an alternative supplier.

     Under Statute, Company is entitled, directly or indirectly through a special purpose entity called a Grantee, to impose and collect separate, nonbypassable, usage-based charges called Instrument Funding Charges (IFCs) and to cause securities to be issued that will be secured by Company's right to collect the IFCs. The IFCs will be collected from all consumers. To establish the actual amount which may be charged, Company must apply for a financing order from the PUC.

     Under a financing order, IFCs to be collected by Company will be generally based on the actual electricity usage of each affected consumer. Actual collection of IFCs will vary from expected collections due to a number of factors including power usage and delinquencies. The financing order will require the PUC to adjust, at least annually, the IFC charge. Under Statute, the right to collect IFCs is a separate property right (Intangible Transition Property or ITP).

PROPOSED TRANSACTION

     The company has received from the PUC a Transitional Funding Order (TFO) authorizing ITP in the amount of $a, which represents the maximum dollar amount of IFCs which may be applied and invoiced over time without further action by the PUC. The TFO also permits the sale of the Notes in an aggregate principal amount not to exceed $b.

PLR-108524-98                           -3-


     Company will form the Grantee under State B law as a bankruptcy remote, limited liability company for the special purpose of effectuating the Proposed Transaction. The Grantee will use the accrual method of accounting. Company will be the sole member of the Grantee. The Issuer will be created as a State B business trust, the sole beneficial owner of which will be the Grantee. For federal income tax purposes, the Issuer and the Grantee are expected to be treated as divisions of the Company and not as separate entities. Neither the Grantee nor the Issuer will elect to be treated as an association taxable as a corporation under Section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Company will contribute, as equity to the Grantee, cash equal to c percent of the total issue price of the Notes. The Grantee will contribute that equity to the Issuer, and the Issuer will invest the equity in financial instruments that are issued by parties unaffiliated with Company and that can be readily converted to cash.

     Pursuant to the TFO, ITP in an amount in excess of the principal and interest payable on the Notes and certain fees, expenses and other transaction costs has been be granted to the Grantee. Company also requested that the Transitional Funding Order, authorize both the assignment of the ITP from the Grantee to the Issuer, and the issuance of the Notes by the Issuer. The Issuer will issue and sell Notes to investors not to exceed the aggregate principal amount of $b. The proceeds from the issuance of the Notes, net of issuance costs and any amounts deposited into an Overcollateralization Subaccount, will be transferred to the Grantee in consideration for the ITP. The Grantee will then transfer those proceeds to the Company in consideration for transferring the ITP to the Grantee. The assets of the Issuer will consist of the ITP, any swap or other hedging agreement executed solely to permit the issuance of Notes bearing a floating rate of interest and other Note Collateral.

     The Issuer will initially issue one series of Notes to investors (Series A-1). Series A-1 will be divided into d sequential classes, each with a different legal maturity date. Company expects that the Notes will have scheduled maturity dates no later than Date 1, and final maturity dates no later than two years beyond Date 1. Scheduled maturity is the date on which the final principal payment is expected to be paid; legal maturity is the date on which nonpayment is a default.

     Interest on Series A-1 will be payable quarterly or semiannually at rates that are based on yields commensurate with similarly rated debt obligations of comparable weighted average lives. The Notes are expected to be sold at or near par value. Principal payments will be scheduled to be made quarterly or semiannually and will be applied in sequential order to each

PLR-108524-98                           -4-


class of Series A-1 until the outstanding principal balance of the class is reduced to zero. Scheduled principal payments for each quarter will be different, but the total scheduled principal payments for each year will be approximately equal.

     Series A-1 will be subject to an optional "clean-up" call (I.E., early payment of all outstanding principal and accrued interest) when the outstanding principal of the series declines to e percent of the original issue price of the series. Because the classes will be allocated principal payments in sequential order, the clean-up call for Series A-1 will apply only to the classes with the longest maturities.

     Initially, Company will service the consumer accounts that are subject to the IFCs. As Servicer, Company will, on a monthly basis, bill and collect IFCs, remit collected IFCs to Issuer, and retain all books and records regarding the IFCs, subject to the Grantee's right of inspection. Company will retain all investment income earned on the IFCs between the time they are collected and the time they are remitted to Issuer. Only in the event that Company fails satisfactorily to perform its servicing functions will Company be subject to replacement as Servicer. Company's ability to resign as Servicer will be restricted.

     It is possible that alternate retail electric suppliers (ARES) may bill and collect payments (including IFCs) from customers. In that event, the Servicer will bill such ARES for the full amount of IFCs, based on the amount of electricity delivered by the Company, and other charges owed to the Company in its individual capacity. ARES may be required to take additional steps designed to reduce commingling risks, including requiring a deposit or to arrange for credit support from an appropriate institution or any other steps the PUC may approve. Nonetheless, in all events, the amounts paid will be based on electricity usage.

     The IFCs will be set to provide for recovery of the costs associated with billing and collecting the IFCs as well as for an excess amount
(Overcollateralization Amount) that will eventually reach c percent of the original principal amount of the Notes. The Overcollateralization Amount will be collected approximately ratably over the expected term of the Notes.

     Issuer will retain all remitted IFCs in the Collection Account, which consists of four subaccounts entitled General, Reserve, Capital and Overcallateralization. The General Subaccount holds all funds in the Collection Account not held in any of the other three subaccounts. The Servicer will remit all IFC payments to the General Subaccount and on each Payment Date, the Trustee will draw on amounts in the General Subaccount to pay

PLR-108524-98                           -5-


expenses of the Issuer, and to make scheduled payments on the Notes and to make other payments and transfers in accordance with the terms of the Indenture. IFC collections in excess of amounts necessary to pay interest and principal on the notes, related fees and expenses of the Issuer, replenish the Capital Subaccount up to the required capital level, fund and maintain the Overcollateralization Subaccount up to its required level, will be allocated to the Reserve Subaccount.

     If the IFCs collected in any period are insufficient to satisfy the Issuer's payment obligations on the Notes, the Trustee may draw on amounts in the General Subaccount, Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make necessary payments and transfers under the Indenture. To the extent that amounts in the Capital Subaccount or the Overcollateralization Subaccount are used to satisfy scheduled principal and interest payments, future IFCs will be adjusted to replenish those subaccounts.

     Investment income earned on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on Notes and to replenish the Grantee's equity and the scheduled Overcollateralization Amount. Any excess earnings will be remitted to the Grantee, which may distribute the earnings to Company quarterly.

     The Notes will provide for the following events of default: (1) a default of five days or more in the payment of accrued interest on any class of Notes;
(2) a default in the payment of outstanding principal as of the legal maturity date; (3) a default in payment of the redemption price following an optional clean-up call as of the redemption date; (4) certain breaches of covenants, representations or warranties by the Issuer in the indenture under which the Notes are issued; and (5) certain events of bankruptcy, insolvency, receivership, or liquidation of the Issuer.

     In the event of a payment default, the Trustee or holders of a majority in principal amount of all series then outstanding may declare the principal of all classes of the Notes to be immediately due and payable.

     The Notes will be nonrecourse but will be secured by collateral consisting of the ITP, the Servicing Agreement, the Collection Account, any swap agreement executed solely to permit the issuance of floating rate Notes, all rights to obtain adjustments to the ITP, all present and future claims, demand causes, and choses in action in respect of any or all of the foregoing (Note Collateral). Company expects the Notes to receive

PLR-108524-98                           -6-


one of the four highest credit ratings from one or more nationally recognized credit rating agencies.

                                      ISSUES

     Does the issuance of the Transitional Funding Order result in gross income to Company?

     Does the issuance of the Notes result in gross income to Company?

     Are the Notes obligations of the Company?

                                        LAW

     Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." COMMISSIONER V. GLENSHAW GLASS CO., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

     The right to collect the IFCs is of significant value in producing income for Company, and State A's action in making the IFC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includible in income).

     The economic substance of a transaction generally governs its federal tax consequences. GREGORY V. HELVERING, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. CF. ID. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

PLR-108524-98                           -7-


                                    CONCLUSIONS

     Based on the facts as represented, we rule as follows:

     (1) The issuance of the PUC Transitional Funding Order authorizing the collection of the IFCs, will not result in gross income to Company.

     (2) The issuance of the Notes will not result in gross income to the Company.

     (3)  The Notes will be obligations of Company.

     Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

     This ruling is directed only to Company. Under section 6110(j)(3) of the Code, this ruling may not be used or cited as precedent.

     A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.


                              Sincerely yours,
                              Assistant Chief Counsel
                              (Financial Institutions & Products)


                         By:
                             -------------------------------------
                             Marshall Feiring
                             Senior Technician Reviewer, Branch 2